CUSIP No. 141597 10 4                                         Page 1 of 9 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )[FN]

                    CardioDynamics International Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   141597 10 4
                                 (CUSIP Number)

Kathleen K. Schoemaker                   John C. MacMurray, Esq.
Domain Associates, L.L.C.                Reboul, MacMurray, Hewitt,
One Palmer Square                        Maynard & Kristol
Princeton, New Jersey 08452              45 Rockefeller Plaza
Tel. (609) 683-5656                      New York, New York  10111
                                         Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

----------------

[FN]

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

[FN]

CUSIP No. 141597 10 4                                         Page 2 of 9 Pages

1)   Name of Reporting Person                             Domain Partners
     I.R.S. Identification                                IV, L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                   (a)  [x]
     if a Member of a Group                                      (b)  [ ]

3)   SEC Use Only

4)   Source of Funds                                      WC

5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                      Delaware

Number of                        7) Sole Voting           4,394,690 shares of
Shares Beneficially                 Power                 Common Stock
Owned by Each
Reporting Person
With
                                 8) Shared Voting
                                    Power                       -0-

                                 9) Sole Disposi-         4,394,690 shares of
                                    tive Power            Common Stock

                                10) Shared Dis-
                                    positive Power              -0-

11)  Aggregate Amount Beneficially                        4,394,690 shares of
     Owned by Each Reporting Person                       Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                            11.5%
     Amount in Row (11)

14)  Type of Reporting
     Person                                               PN

CUSIP No. 141597 10 4                                         Page 3 of 9 Pages

1)   Name of Reporting Person                             DP IV Associates,
     I.R.S. Identification                                L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                 (a) [x]
     if a Member of a Group                                    (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                      WC

5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                      Delaware

Number of                        7)   Sole Voting         105,310 shares of
Shares Beneficially                   Power               Common Stock
Owned by Each
Reporting Person
With
                                 8)   Shared Voting
                                      Power                     -0-

                                 9)   Sole Disposi-       105,310 shares of
                                      tive Power          Common Stock

                                 10)  Shared Dis-
                                      positive Power            -0-

11)  Aggregate Amount Beneficially                        105,310 shares of
     Owned by Each Reporting Person                       Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                            0.3%
     Amount in Row (11)

14)  Type of Reporting
     Person                                               PN

CUSIP No. 141597 10 4                                         Page 4 of 9 Pages



                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, no par value (the "Common Stock"), of CardioDynamics International Corporation, a California corporation ("CDIC" or the "Issuer"). The principal executive offices of the Issuer are located at 6175 Nancy Ridge Drive, Suite 300, San Diego, California 92121.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Pursuant to Rules 13d-1 k(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners IV, L.P., a Delaware limited partnership ("DP IV"), and DP IV Associates, L.P., a Delaware limited partnership ("DP IV A"). DP IV and DP IV A are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) DP IV and DP IV A are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP IV and DP IV A is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company ("OPSA IV"), whose principal business is that of acting as the general partner of DP IV and DP IV A. The following individuals, who are citizens of the United States, are the managing members of OPSA IV:

          (i) James C. Blair
          (ii) Brian H. Dovey
          (iii) Jesse I. Treu
          (iv) Kathleen K. Schoemaker
          (v) Arthur Klausner

          The principal business and principal office address of each entity and person named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 141597 10 4                                         Page 5 of 9 Pages


          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This statement relates to the acquisition by the Reporting Persons of an aggregate 4,500,000 shares of Common Stock on May 28, 1999 and June 7,1999. The Reporting Persons purchased an aggregate 1,500,000 shares of Common Stock, at a purchase price of $1.00 per share, in a private placement offering by the Issuer (the "Private Placement"), pursuant to a Common Stock Subscription Agreement dated as of May 28, 1999 by and among the Reporting Persons and the Issuer (the "Subscription Agreement"). The Subscription Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. On June 7, 1999 the Reporting Persons purchased an aggregate 3,000,000 shares of Common Stock, at a purchase price of $1.20 per share, from another shareholder of the Issuer, pursuant to a letter agreement dated June 4, 1999 between the Reporting Persons' manager and Mr. Allen D. Paulson (the "Letter Agreement"). The Letter Agreement is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto. The source of funds for the purchases described herein was the working capital, or funds available for investment, of the Reporting Persons.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons have acquired securities of the Issuer for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The following information is based on a total of 38,215,960 shares of Common Stock outstanding as of June 7, 1999.

          (a)

          DP IV

          DP IV owns 4,394,690 shares of Common Stock, or approximately 11.5% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to beneficially own the shares of Common Stock owned by DP IV.

CUSIP No. 141597 10 4                                         Page 6 of 9 Pages

          DP IV A

          DP IV A owns 105,310 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to beneficially own the shares of Common Stock owned by DP IV A.

          (b) The managing members of OPSA IV may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP IV and DP IV A. Each of the managing members of OPSA IV disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns by virtue of his or her indirect pro rata interest, as a managing member of OPSA IV, in the Common Stock owned by DP IV and/or DP IV A.

          (c) Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP IV or DP IV A.

          (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER.

          Pursuant to the Subscription Agreement, on November 30, 1999 the Issuer shall determine the average closing price of the Common Stock for the month of November 1999 (the "Average Closing Price"). If the Average Closing Price is less than $1.00, the Issuer shall issue to the Reporting Persons without the payment of additional consideration such number of additional shares of Common Stock (the "Reset Shares") equal to the purchase price of the shares purchased under the Subscription Agreement divided by the Average Closing Price less the number of shares purchased under the Subscription Agreement.

          Also pursuant to the Subscription Agreement, the Issuer has agreed to file with the Securities and Exchange Commission on or before November 30, 1999 a Registration Statement on Form S-3 registering for resale the shares purchased under the Subscription Agreement and the Reset Shares, if any.

CUSIP No. 141597 10 4                                         Page 7 of 9 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Group Agreement (Appears at Page 9)

          Exhibit B - Subscription Agreement

          Exhibit C - Letter Agreement

CUSIP No. 141597 10 4                                         Page 8 of 9 Pages

                                   Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1999


                                   DOMAIN PARTNERS IV, L.P.
                                   By:  One Palmer Square Associates
                                   IV L.L.C., General Partner

                                   By /s/ Kathleen K. Schoemaker
                                     -------------------------------
                                        Managing Member


                                   DP IV ASSOCIATES, L.P.
                                   By:  One Palmer Square Associates
                                   IV L.L.C., General Partner

                                   By /s/ Kathleen K. Schoemaker
                                     -------------------------------
                                        Managing Member

CUSIP No. 141597 10 4                                         Page 9 of 9 Pages

                                                                       EXHIBIT A

                                  AGREEMENT OF
                            DOMAIN PARTNERS IV, L.P.
                                       AND
                             DP IV ASSOCIATES, L.P.
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 14,1999



                                   DOMAIN PARTNERS IV, L.P.
                                   By:  One Palmer Square Associates
                                   IV L.L.C., General Partner

                                   By /s/ Kathleen K. Schoemaker
                                     -------------------------------
                                        Managing Member

                                   DP IV ASSOCIATES, L.P.
                                   By:  One Palmer Square Associates
                                   IV L.L.C., General Partner

                                   By /s/ Kathleen K. Schoemaker
                                     -------------------------------
                                        Managing Member

                                                                      EXHIBIT B



                       COMMON STOCK SUBSCRIPTION AGREEMENT



          THIS COMMON STOCK SUBSCRIPTION AGREEMENT (this "Agreement") is entered into as of the date set forth on the last page of this Agreement (the "Signature Page") by and between the purchaser identified on the Signature Page (the "Purchaser") and CARDIODYNAMICS INTERNATIONAL CORPORATION, a California corporation (the "Company"), with reference to the following facts:

          A. The Purchaser has agreed to purchase at a price of $1.00 per share the number of shares of Common Stock of the Company set forth on the Signature Page (the "Shares") for an aggregate purchase price also set forth on the Signature Page (the "Aggregate Purchase Price").

          B. The parties are entering into this Agreement to reflect the terms and conditions of the Purchaser's investment in the Company represented by the Shares.

          NOW, THEREFORE, in respect of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


1.       SUBSCRIPTION

          a. The Purchaser hereby agrees to subscribe for and to purchase the Shares (the "Subscription") in exchange for the Purchase Price (which shall be paid in United States dollars) on or before Friday, May 28, 1999.

          b. Upon the Company's acceptance of this Subscription in its sole discretion and receipt of immediately available funds representing the Purchase Price, the Company shall issue to the Purchaser an appropriate share certificate representing the Shares.


2.       REPRESENTATIONS AND WARRANTIES

          The Purchaser hereby represents and warrants to the Company as follows:

          a. The Purchaser has full capacity, power and authority to execute and deliver this Agreement.

          b. Without limiting the terms of the investment representations set forth below, the Purchaser represents that the Purchaser has:

          (i) had an opportunity to ask questions and receive answers from the Company and its officers and directors regarding matters relevant to the Company and an investment therein (e.g., as represented by the Subscription); and

          (ii) further, had the opportunity to obtain any and all publicly available information which the Purchaser deems necessary to evaluate the Company and the investment represented by the Subscription as well as to verify the accuracy of information otherwise provided to the Purchaser.

          c. The Purchaser is experienced in making investments in unregistered and restricted securities. The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Company represented by the Subscription and, by reason of the Purchaser's financial and business experience, the Purchaser has the capacity to protect the Purchaser's interest in connection with the Subscription.

          d. The Purchaser has either (i) a preexisting personal or business relationship with the Company or one or more of its officers, directors or control persons or (ii) by reason of the Purchaser's business or financial experience, the Purchaser is capable of evaluating the risks and merits of the investment represented by the Subscription and of protecting the Purchaser's own interests in connection with such investment.

          e. The Purchaser is an "accredited investor" as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended (the "Act").

          f. The Shares are being acquired by the Purchaser (i) solely for investment purposes, (ii) for the Purchaser's own account only and (iii) not for sale, transfer or with a view to any distribution of all or any part of such Shares. No other person will have any direct or indirect beneficial interest in the Shares.


3.       UNDERSTANDINGS AND ACKNOWLEDGEMENTS

          a. The Purchaser acknowledges that the Shares have not been registered under the Act or qualified under the California Corporate Securities Law of 1968, as amended, or any other applicable blue sky laws in reliance, in part, on the representations and warranties herein.

          b. The Purchaser understands that (i) the Shares are restricted securities under the federal securities laws (e.g., the Act) insofar as the Shares will be acquired from the Company in a transaction not involving a public offering, (ii) under such laws and applicable regulations, the Shares may be resold without registration under the Act only in certain limited circumstances and (iii) in the absence of registration under the Act, the Shares must be held indefinitely. The Purchaser understands the resale limitations imposed by the Act and is familiar with Rule 144 under the Act, as presently in effect, and the conditions which must be met in order for Rule 144 to be available with respect to the resale of restricted securities.


          c. The Purchaser understands that any certificates evidencing the Shares may bear one or all of the following legends:

          (i) THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

          (ii) Any legend required by applicable state securities laws.


4.       COVENANTS

          a. Without in any way limiting the representations set forth above, the Purchaser further agrees not to make any disposition of all or any portion of the Shares purchased hereunder unless and until:

          (i) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

          (ii) The Purchaser shall have (1) notified the Company of the proposed disposition, (2) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and (3) furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Act or the consent of (or a permit from) any authority under any applicable state securities laws.

The Purchaser understands that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 under the Act provided that the Company receives all certificates and other information it may reasonably request to permit it to determine that the subject disposition is, in fact, exempt from the registration requirements of the Act pursuant to Rule 144.

          b. In the case of any disposition of any Shares pursuant to Rule 144 under the Act, then in addition to the matters set forth in paragraph 4(a)(ii) above, the Purchaser shall promptly forward to the Company a copy of any Form 144 filed with the Securities and Exchange Commission (the "SEC") with respect to such disposition and a letter from the executing broker satisfactory to the Company evidencing compliance with Rule 144. If Rule 144 is amended or if the SEC's interpretations thereof in effect at the time of any such disposition by the Purchaser have changed from the SEC's present interpretations thereof, the Purchaser shall provide the Company with such additional documents as the Company may reasonably require.


5.       PRICE RESET

          a. On November 30, 1999, the Company shall determine the average closing price for the shares of Common Stock of the Company for the month of November 1999 (the "Average Closing Price"). If the Average Closing Price is less than $1.00, the Company shall promptly issue to Purchaser hereunder without payment of additional consideration therefor a number of additional shares of Common Stock of the Company (the "Reset Shares") equal to the Aggregate Purchase Price as shown on the Signature Page divided by the Average Closing Price less the Shares Purchased as shown on the Signature Page. By way of example, if the Average Closing Price is $0.80 and the Purchaser has purchased 100,000 Shares for an Aggregate Purchase Price of $100,000, then the Company shall issue to Purchaser an additional 25,000 Reset Shares calculated as follows: $100,000 divided by $0.80 equals 125,000 less 100,000 equals 25,000 Reset Share.

          b. The additional shares of Common Stock of the Company, if any, issued hereunder shall be subject to the restrictions, limitations and conditions imposed upon the Shares issued upon the initial subscription under this Agreement.


6.       REGISTRATION RIGHTS

          a. On or before November 30, 1999, the Company at its expense shall file with the SEC a Registration Statement on Form S-3 (the "Registration Statement") under the Act registering for resale by Purchaser, and all other Purchasers under similar Agreements, the Shares and the Reset Shares, if any. The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective and to remain in effect until May 28, 2001 or until all Reset Shares included within the Registration Statement have been sold by the Purchaser and all other Purchasers under similar Agreements or may be sold pursuant to Rule 144, whichever shall first occur.

          b. In connection with the filing of the Registration Statement, the Company shall indemnify the Purchaser against any liability under the Act for the information concerning the Company contained in the Registration Statement or incorporated by reference therein and shall at its expense make available to Purchaser such number of copies of the prospectus constituting a part of the Registration Statement as is reasonably necessary to allow Purchaser to resell the Reset Shares.


7.       MISCELLANEOUS

          a. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California (without regard to the conflicts of law principles thereof).

          b. This Agreement embodies the entire understanding between the parties and supersedes any prior understandings, agreements and arrangements between the parties respecting the subject matter hereof. There are no representations, warranties, agreements, arrangements or understandings, oral or written, between the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein.

          c. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The execution and delivery of signatures for this Agreement may occur via telecopy, and such telecopied Signature Pages shall have the force and effect of original signature pages.

          IN WITNESS WHEREOF, the Purchaser has executed this Agreement as of May ___, 1999.





                                            ------------------------------------
                                            (Signature of Purchaser)
                                            ------------------------------------
                                            ------------------------------------
                                            ------------------------------------
                                            ------------------------------------
                                            ------------------------------------
                                           (Name, Address and Tax I.D. Number)

                                           Number of Shares Purchased: _________

                                           Aggregate Purchase Price: $__________

          The Company hereby accepts the foregoing subscription and has executed this Agreement as of May ___, 1999.

                                           CARDIODYNAMICS INTERNATIONAL
                                           CORPORATION, a California corporation


                                           By:__________________________________
                                           Name:________________________________
                                           Title:_______________________________

                                                                       EXHIBIT C

June 4, 1999


Via Fax - (619) 756-3194

Mr. Allen E. Paulson
Paulson Enterprises
6001 Clubhouse Drive
Rancho Santa Fe, CA
92067-9660

Dear Mr. Paulson:

          This letter confirms the intent of accounts managed by Domain Associates ("Domain") to purchase 3,000,000 shares of CardioDynamics, Inc. (the "Company") common shares presently owned by Allen E. Paulson, Trustee for the Allen E. Paulson Living Trust ("Paulson") at a price of $1.20 per share, for a total consideration of $3,600,000.00. We understand that the shares being purchased carry a legend which will restrict subsequent sale and redistribution by our managed accounts.

          Countersignature of this letter by you (or any other authorized representative of Paulson) will confirm the intent of Paulson to effect the sale of CardioDynamics shares as outlined above, and will further confirm that no prior agreements exist which would preclude your ability to sell and transfer these shares to the Domain accounts in an orderly fashion.

          Upon receipt of such countersigned letter, Domain will arrange to wire transfer the agreed upon sum of $3,600,000.00 to the following account:

Mr. Allen E. Paulson
Paulson Enterprises


                           City National Bank
                           400 North Roxbury Drive
                           Beverly Hills, CA 90210

                           ABA No. 122016066

                           Credit:

                           Allen E. Paulson Enterprises

                           001-340212

          Assuming that we receive a fax copy of this countersigned letter on Friday, June 4, 1999, we would expect to effect the wire transfer on Monday, June 7, 1999.

          Paulson will use its best efforts to effect timely delivery of the share certificates to the Company (or its transfer agent) so that new share certificates may be reissued to the following Domain accounts:

ACCOUNT NAME                        NUMBER OF SHARES

Domain Partners IV, L.P.            2,929,793

DP IV Associates, L.P.                 70,207

          By copy of this letter, Domain and Paulson are notifying the Company about this transaction. The Company has previously agreed to cooperate in the expeditious transfer of shares as outlined above.

Mr. Allen E. Paulson
Paulson Enterprises

          For purposes of regulatory filings, this letter also confirms that Paulson and Domain do not constitute a group, or voting block, and will act independently of each other in the future in considering all Company issues.

                                            Yours truly,


                                            James C. Blair
                                            Managing Member




------------------------------
Confirmed by Paulson Enterprises


Cc:  Mike Perry, CEO  CardioDynamics